
March 11, 2013

<u>Via E-mail</u>
Peter Iodice
President
Artemis Acquisition Corp.
897 Fording Island Rd., #411
Bluffton, SC 29910

   Re: Artemis Acquisition Corp.
     Form 8-K
     Filed March 1, 2013
     File No. 0-54678

Dear Mr. Iodice:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ William H. Thompson

          William H. Thompson
          Accounting Branch Chief